

Mail Stop 3561

October 4, 2017

Mr. Daniel Ritchey
Chief Financial Officer
Sino Agro Food, Inc.
China Shine Plaza
Room 3801, Block A
Guangzhou 510610
China

> **Re: Sino Agro Food, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **Form 10-K/A for the Year Ended December 31, 2016**
> **Filed August 24, 2017 and September 20, 2017**
> **File No. 0-54191**

Dear Mr. Ritchey:

We have reviewed your response letter dated September 20, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2017 letter.

Form 10-K/A for the Year Ended December 31, 2016

Explanatory Note

1. Please remove the disclosure indicating that "Other than the foregoing, this Amended Annual Report speaks as of the original date of the Prior Filing, does not reflect events that may have occurred subsequent to the date of the Prior Filing and does not modify or update in any way disclosures made in the Prior Filing."

Item 9A. Controls and Procedures, page 85

2. We note your response to prior comment 1, and refer you to paragraphs 62 to 70 of PCAOB Auditing Standard No. 5. In particular, please refer to the second indicator in paragraph 69, which indicates a restatement of previously issued financial statements to reflect the correction of a material misstatement is a material weakness. Considering your response along with the errors and material restatements previously referenced in our prior comment, it does not appear that your disclosure controls and procedures and internal control over financial reporting (ICFR) were effective as of December 31, 2016 and that there has been no change in your ICFR that occurred during your first quarter of 2017 to remediate any internal control deficiencies related to these errors. Please amend your Form 10-K for the year ended December 31, 2016 and Forms 10-Q for the periods ended March 31, 2017 and June 30, 2017 accordingly, since the changes you mentioned to remediate deficiencies are still currently in process of being implemented**.**

3. Please tell us why you removed the revisions made in the August 24, 2017 amendment in response to comment 4 of our letter dated July 25, 2017 regarding the reference to the 2013 COSO framework. We may have further comment upon reviewing your response.

Report of Independent Registered Public Accounting Firm, page F-2

4. Considering the revisions proposed by the comments herein, consider revising the auditor's report, as appropriate.

Note 2. Summary of Significant Accounting Policies

2.8 Revenue Recognition, page F-12

5. We note that in Section 11.1-Beef cattle rearing, you removed the revisions made in the August 24, 2017 amendment in response to comment 7 of our letter dated July 25, 2017, regarding your representations that the Company commits to repurchasing "under mutual understanding without written contract", that "the amount involved was immaterial", and that "the Company had no legal obligations". We may have further comment upon reviewing your response.

Note 6. Net Income from Discontinued Operations, page F-31

6. We note your response to prior comment three. Please tell us what guidance you relied upon in order to conclude that calculating the gain based on assets retained versus disposed of is appropriate and provide us with the calculation of how fair value was calculated for the retained portion. Additionally, we note from your disclosure that the transaction was valued at $341 million based on 99.9 million shares at a fair value of $3.41 per share. Please tell us why you did not use this value less the amount of the retained equity method investment of 23.89%, or $81 million, to arrive at a fair value of

$260 million and adjust it for transaction expenses to assign to the fair value of assets sold to calculate the gain and tell us if the result would materially differ from the gain calculated under the methodology you utilized.

7. You indicate in your response to prior comment three that the transaction would be settled upon allotment of shares to new investors. Considering that you indicate in your response that the allotment of shares and the related legal documents were not completed until April 2017, it appears that the conditions for the sale were not met until this point. Please amend your financial statements and filing accordingly to record the gain in April 2017 as opposed to October 2016.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure